EXHIBIT 12.2
BOSTON PROPERTIES LIMITED PARTNERSHIP
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES
CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DISTRIBUTIONS
Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the nine months ended September 30, 2016 and the five years ended December 31, 2015 were as follows:

	Nine Months Ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
	(dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$328,125	$409,246	$353,758	$254,536	$244,561	$225,277
Gains on sales of real estate	82,775	377,093	174,686	—	—	—
Amortization of interest capitalized	7,983	10,203	8,211	5,522	5,278	4,188
Distributions from unconsolidated joint ventures	11,645	8,469	7,372	17,600	20,565	22,451
Fixed charges (see below)	347,380	471,435	514,868	522,070	465,586	446,633
Subtract:
Interest capitalized	(28,956)	(34,213)	(52,476)	(68,152)	(44,278)	(48,178)
Noncontrolling interests in income of subsidiaries that have not incurred fixed charges	(29,751)	(40,248)	(28,958)	(5,818)	—	—
Total earnings	$719,201	$1,201,985	$977,461	$725,758	$691,712	$650,371
Fixed charges:
Interest expensed	$314,953	$432,196	$455,743	$447,240	$413,564	$394,131
Interest capitalized	28,956	34,213	52,476	68,152	44,278	48,178
Portion of rental expense representative of the interest factor (one-third of rental expense)	3,471	5,026	6,649	6,678	7,744	4,324
Total fixed charges	$347,380	$471,435	$514,868	$522,070	$465,586	$446,633
Preferred distributions	7,796	10,506	11,523	14,103	3,497	3,339
Total combined fixed charges and preferred distributions	$355,176	$481,941	$526,391	$536,173	$469,083	$449,972

Ratio of earnings to fixed charges	2.07	2.55	1.90	1.39	1.49	1.46
Ratio of earnings to combined fixed charges and preferred distributions	2.02	2.49	1.86	1.35	1.47	1.45